FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Essential Fact
Enersis S.A.
Registration N° 175 in Securities Registry

Santiago, April 16, 2009
Ger. Gen. 79/2009

Mr. Guillermo Larraín R.
Superintendent
Superintendency of Securities and Insurances
Av. Libertador Bernardo O’Higgins 1449
Santiago

Ref.: Essential Fact

Dear Sir,

In accordance to Articles 9 and 10.2 of Law 18,045, as well as the norm established in General Rule N° 30 of the Superintendency, and with the authority vested on me, I hereby inform you of the following “Essential Fact”.

1. As provided for in Resolution No. 660/86 published by the Superintendency, I hereby attache two Forms, containing information regarding the Definitive Dividend N° 79, which includes the Provisional Dividend N° 78 paid out in 2008, and the balance, which amounts to $4.56069 per share, pursuant to the decision made by the General Shareholders' Meeting held on April 15, 2009.

2. The General Shareholders' Meeting held yesterday, approved Investment and Financing Policy for the fiscal year 2009.  Such policy changes the cap on the leverage level to 2.2 from the level of 1.75 adopted in previous years.

The aforementioned cap on the leverage level is defined in the Investment and Financing Policy as the radio of total debt-to-equity plus minority interest of Enersis S.A.’s consolidated balance sheet. The only reason to amend the cap is to allow Enersis to essentially have the same financing capacity it had on December 31, 2008 under Chilean accounting standards, since the accounting standards have changed as a result of adopting International Financial Reporting Standards (IFRS) beginning on January 1st, 2009.

Sincerely,

Ignacio Antoñanzas A.
Chief Executive Officer

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago – Representative of bondholders
Depósito Central de Valores

SUPERINTENDENCY
SECURITIES AND INSURANCE
CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1
DIVIDENDS DISTRIBUTION

0.01 Original Information: YES	0.02 Date: 16 / 04 / 09 (DD MM AA)

1. COMPANY IDENTIFICATION

1.01 Tax N°: 94.271.000-3	1.02 Date: 16 / 04 / 09 (DD MM AA)
1.03 Company: ENERSIS S.A.
1.04 Securities Registry N°: 0175	1.05 Affected series: Unic .
1.06 Ticker local Exchange: ENERSIS	1.07 Individualization movement: 79

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 15/ 04 / 09 (DD MM AA)
2.02 Agreement Settlement: 1.(1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting / 3: Board Meeting)

2.03 Amount of the dividend: 119,138,813,850	2.04 Type of currency: $ --

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465	3.02 Closing Date: 7 / 05 / 09 (DD MM AA)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: 2. (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)
4.02 Year Ended: 31 / 12 / 08 (DD MM AA)
4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: 3.64884 /acc.	5.02 Type of currency: $ --.
5.03 Payment Date: 13 / 05 / 09 (DD MM AA)

(CONTINUE)

6. DISTRIBUTION OF THE DIVIDEND OPTIONAL IN SHARES

6.01 Started Date: / / (DD MM AA)
6.02 Expiration Option Date: / / (DD MM AA)
6.03 Date of the distribution of shares : / / (DD MM AA)
6.04 Series to choose:_________________________(Only is the option is in shares of the issuance)
6.05 Shares post movement:_________________________(Only is the option is in shares of the issuance)
6.06 Tax N° of the Issuer: _________________________(Only is the option is in shares in which the company is holder)
6.07 Ticker local Exchange:_________________________
6.08 Factor of shares: __________________shares to be received by one share with rights
6.09 Share price: __________________/acc.	6.10 Type of currency: $ _________________

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2008 Net Income and corresponds to 21.10% of the liquid net income for the year ended December 2008, and jointly, with the Interim Dividend N°78, of $1.53931 per share, already paid, which corresponds to 8.90% of the liquid net income for the year ended December 2008, constitute the minimum dividend stated by law of 30% of the liquid net income for the year ended December 2008.

Hour, Place and Payment procedures: To all shareholders with its corresponding authorization, the dividend will be transfer into the bank account or saving account of the shareholder. To shareholders who asked the money by mail, the dividend will be delivered with a nominated check to the shareholders address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from mayo 13, 2009, in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts notified verification problems. In cases in which checks are sended back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on April 29, 2009.

Type of Entity: Publicly Held Limited

NOTE: In December 19, 2008 the company paid shareholders the Interim Dividend N°78, of $1.53931 per share, charged to the year 2008. This Interim Dividend corresponds to 8.90% of the 2008 liquid Net Income.

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE : ________________________________________.

NAME OF THE LEGAL REPRESENTATIVE : IGNACIO ANTOÑANZAS ALVEAR

SUPERINTENDENCY
SECURITIES AND INSURANCE
CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1
DIVIDENDS DISTRIBUTION

0.01 Original Information: YES	0.02 Date: 16 / 04 / 09 (DD MM AA)

1. COMPANY IDENTIFICATION

1.01 Tax N°: 94.271.000-3	1.02 Date: 16 / 04 / 09 (DD MM AA)
1.03 Company: ENERSIS S.A.
1.04 Securities Registry N°: 0175	1.05 Affected series: Unic .
1.06 Ticker local Exchange: ENERSIS	1.07 Individualization movement: 79 A

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement: 15/ 04 / 09 (DD MM AA)
2.02 Agreement Settlement: 1.(1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting / 3: Board Meeting)

2.03 Amount of the dividend: 29,773,034,536	2.04 Type of currency: $ --

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465	3.02 Closing Date: 7 / 05 / 08 (DD MM AA)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: 3. (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or eventual)
4.02 Year Ended: 31 / 12 / 08 (DD MM AA)
4.03 Type of payment: 1 (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: 0.91185 /acc.	5.02 Type of currency: $ --.
5.03 Payment Date: 13 / 05 / 09 (DD MM AA)

(CONTINUE)

6. DISTRIBUTION OF THE DIVIDEND OPTIONAL IN SHARES

6.01 Started Date: / / (DD MM AA)
6.02 Expiration Option Date: / / (DD MM AA)
6.03 Date of the distribution of shares : / / (DD MM AA)
6.04 Series to choose:_________________________(Only is the option is in shares of the issuance)
6.05 Shares post movement:_________________________(Only is the option is in shares of the issuance)
6.06 Tax N° of the Issuer: _________________________(Only is the option is in shares in which the company is holder)
6.07 Ticker local Exchange:_________________________
6.08 Factor of shares: __________________shares to be received by one share with rights
6.09 Share price: __________________/acc.	6.10 Type of currency: $ _________________

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2008 Net Income and corresponds to 5.2% of the liquid net income for the year ended December 2008.

Hour, Place and Payment procedures: To all shareholders with its corresponding authorization, the dividend will be transfer into the bank account or saving account of the shareholder. To shareholders who asked the money by mail, the dividend will be delivered with a nominated check to the shareholders address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from mayo 13, 2009, in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts notified verification problems. In cases in which checks are sended back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on April 29, 2009.

Type of Entity: Publicly Held Limited

NOTE: In December 19, 2008 the company paid shareholders the Interim Dividend N°78, of $1.53931 per share, charged to the year 2008. This Interim Dividend corresponds to 8.90% of the 2008 liquid Net Income.

Declaration: "The information contained in this form is the exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE : ________________________________________.

NAME OF THE LEGAL REPRESENTATIVE : IGNACIO ANTOÑANZAS ALVEAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 20, 2009